Exhibit 99.1

CRH Medical Corporation Announces Voting Results of its 2017 Annual General Meeting of Shareholders

VANCOUVER, June 9, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), announced the following voting results for the Company's 2017 Annual Meeting of Shareholders held today (the "Meeting"). A total of 43,057,345 common shares of the 73,919,488 common shares issued and outstanding were voted at the Meeting, representing approximately 58.25% of the issued and outstanding common shares of the Company. At the Meeting, the nominees listed in the Company's Management Proxy Circular were elected as directors. Detailed results of the vote for the election of Directors are as follows:

Nominee	Votes For	%	Votes Withheld	%
Dr. Anthony Holler	36,281,626	97.02	1,114,101	2.98
Dr. David Johnson	37,207,572	99.50	188,155	0.50
Mr. Todd Patrick	36,281,326	97.02	1,114,401	2.98
Mr. Ian Webb	36,280,871	97.02	1,114,856	2.98
Mr. Edward Wright	37,196,400	99.47	199,287	0.53

At the Meeting, shareholders of the Company also approved the appointment of KPMG LLP as auditor of the Company.

In addition the Company's shareholders approved the Company's 2017 Share Unit Plan.

Detailed voting results for the Meeting can be found on SEDAR at www.sedar.com

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated ten additional acquisitions to its anesthesia business. CRH Anesthesia now services 27 ambulatory surgical centers in seven states and performs approximately 185,000 procedures annually.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2017/09/c3904.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 08:00e 09-JUN-17